As Filed with the Securities and Exchange Commission on April 13, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
                                 ---------------
                                (FINAL AMENDMENT)
                                 ---------------

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*
                                ----------------

                                  BRYLANE INC.
                            (NAME OF SUBJECT COMPANY)

                         BUTTONS ACQUISITION CORPORATION
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   117661 10 8
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

           Serge Weinberg                              Serge Weinberg
Chairman and Chief Executive Officer         Chairman, Chief Executive Officer
   Pinault-Printemps-Redoute S.A.                      and President
      18, Place Henri Bergson                 Buttons Acquisition Corporation
        75381 Paris CEDEX 08                 c/o Wachtell, Lipton, Rosen & Katz
        011 33 1 44 90 61 00                         51 W. 52nd Street
                                                     New York, NY 10019
                                                       (212) 403-1000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                                ----------------
                                 WITH A COPY TO:
                               DAVID A. KATZ, ESQ.
                            JOSHUA R. CAMMAKER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                                51 W. 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1000

* This Statement also constitutes Amendment No. 10 to the Statement on Schedule 13D of Pinault-Printemps-Redoute S.A. with respect to the Common Stock, par value $0.01 per share, of Brylane Inc. which may be deemed to be beneficially owned by Pinault-Printemps-Redoute S.A.

                           -------------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           -------------------------

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

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      1.  Name of Reporting Person
          S.S. or I.R.S. Identification No. Of Person

                   Buttons Acquisition Corporation
                   Applied For
--------- ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group*              (a) |_|
                                                                         (b) |X|

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     3.   SEC Use Only

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     4.   Sources of Funds*
                   BK

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     5.   Check Box If Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f)                                                 |_|

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     6.   Citizenship or Place of Organization
                   Delaware

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     7.   Aggregate Amount Beneficially Owned by Each Reporting Person
                   16,933,101 shares of common stock

--------- ----------------------------------------------------------------------

     8.   Check If the Aggregate Amount in Row (7) Excludes Certain Shares*  |_|

--------- ----------------------------------------------------------------------

     9.   Percent of Class Represented by Amount in Row (7) 98.1%

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    10.   Type of Reporting Person*
                   CO

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---------------
* See instructions before filling out.

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     1.   Name of Reporting Person
          S.S. or I.R.S. Identification No. Of Person
                   Pinault-Printemps-Redoute S.A.
--------- ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group*              (a) |_|
                                                                         (b) |X|
--------- ----------------------------------------------------------------------

     3.   SEC Use Only

--------- ----------------------------------------------------------------------

     4.   Sources of Funds*
                   BK

--------- ----------------------------------------------------------------------

     5.   Check Box If Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(e) or 2(f)                                                 |_|

--------- ----------------------------------------------------------------------

     6.   Citizenship or Place of Organization
                   France

--------- ----------------------------------------------------------------------

     7.   Aggregate Amount Beneficially Owned by Each Reporting Person
                   16,933,101 shares of common stock

--------- ----------------------------------------------------------------------

     8.   Check If the Aggregate Amount in Row (7) Excludes Certain Shares*  |_|

--------- ----------------------------------------------------------------------

     9.   Percent of Class Represented by Amount in Row (7) 98.1%

--------- ----------------------------------------------------------------------

    10.   Type of Reporting Person*
                    HC, CO

--------- ----------------------------------------------------------------------

---------------
* See instructions before filling out.

         This Amendment No. 2, the final amendment, to the Tender Offer Statement on Schedule 14D-1 filed on March 16, 1999 and Amendment No. 10 to the Statement on Schedule 13D filed on April 13, 1998 (this "Amendment") is filed by Pinault-Printemps-Redoute S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), and Buttons Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"). This Amendment is being filed in connection with the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Brylane Inc., a Delaware corporation (the "Company"), not already beneficially owned by Parent at a price of $24.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms not defined in the Amendment shall have the meanings set forth in the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented as follows:

         As of April 9, 1999, Empire Stores Group plc. ("Empire"), a wholly owned subsidiary of Parent, transferred all of the outstanding shares of common stock of Purchaser to EMPUSA, a wholly owned subsidiary of Empire, in exchange for additional limited liability company interests in EMPUSA.

         The Offer expired as scheduled at 12:00 midnight, New York City time, on Monday, April 12, 1999. On Tuesday, April 13, 1999, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted by Purchaser for payment. Based on a preliminary count, 8,316,084 Shares (including 297,896 Shares to be delivered pursuant to notices of guaranteed delivery) were tendered and accepted for payment, representing approximately 48.2% of the issued and outstanding Shares held by persons other than Parent and its subsidiaries. In addition to the Shares acquired pursuant to the Offer, Parent beneficially owns 8,617,017 Shares, resulting in Parent beneficially owning approximately 98.1% of the issued and outstanding Shares.

         Parent intends to effect the Merger of Purchaser with and into the Company as promptly as practicable. Parent beneficially owns a sufficient number of Shares to enable it to effect the Merger without a vote or meeting of the Company's shareholders. Pursuant to the Merger Agreement, at the Effective Time of the Merger, Shares of the Company that were not tendered into the Offer will be canceled and retired and shall cease to exist and be converted automatically into the right to receive $24.50 per share in cash, subject to dissenters rights upon surrender of the certificate formerly representing such Share.

         On April 13, 1999, Parent issued a press release announcing that 8,273,684 Shares (including 255,496 Shares to be delivered pursuant to notices of guaranteed delivery) were properly tendered and not withdrawn in the Offer. A copy of such press release is attached as Exhibit (a)(16) hereto. Subsequent to the issuance of such press release, Parent was informed by the Depositary for the Offer that an additional 42,400 Shares are to be delivered pursuant to notices of guaranteed delivery that were properly delivered prior to the expiration of the Offer. Parent has accepted such additional Shares for payment.

         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby amended by adding the following exhibits:


EXHIBIT      EXHIBIT
  NO.        NAME
-------      -------
(a)(16)      Press release issued in New York by Parent on April 13, 1999.














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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

April 13, 1999

                                PINAULT-PRINTEMPS-REDOUTE S.A.


                                By:  /s/ SERGE WEINBERG
                                   ---------------------------------------------
                                   Name:  Serge Weinberg
                                   Title: Chairman and Chief Executive Officer


                                BUTTONS ACQUISITION CORPORATION


                                By:  /s/ SERGE WEINBERG
                                   ---------------------------------------------
                                   Name:  Serge Weinberg
                                   Title: Chairman and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT      EXHIBIT
  NO.        NAME
-------      -------
(a)(16)      Press release issued in New York by Parent on April 13, 1999.